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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                              Sabratek Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  78571 U 10 8
                                 (Cusip Number)

                               Charles K. Stewart
  401 South LaSalle Street, Suite 1502, Chicago, Illinois 60605 (312) 786-9907
           (Name, Address and Telephone Number of Person Authorized to
                        Receive Notes and Communications)

                                  June 17, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject o this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement | |. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described. In Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13a-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D

-------------------------------                ---------------------------------
CUSIP NO.  78571 U 10 8                               Page 2 of  4 Pages
-------------------------------                ---------------------------------

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1        NAME OR REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles K. Stewart      S.S.N.: ###-##-####
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  [x]
                                                                      (b)  [ ]
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3        SEC USE ONLY


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4        SOURCE OF FUNDS*

               PF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)
                                                                           [-]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

               The United States of America
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                                  7    Sole Voting Power          616,349
           NUMBER OF              ----------------------------------------------
             SHARES               8    Shared Voting Power          0
          BENEFICIALLY            ----------------------------------------------
            OWNED BY              9    Sole Dispositive Power     616,349
              EACH                ----------------------------------------------
           REPORTING              10   Shared Dispositive Power     0
             PERSON
              WITH
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   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               616,349
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   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [-]


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   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               6.24%
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   14    TYPE OF PERSON REPORTING*

               IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION
--------------------------------------------------------------------------------


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Item 1.           Security and Issuer.

         This Amendment to Schedule 13-D, dated June 17, 1999, filed by Charles
K. Stewart, relates to the common stock, par value of $.01 per share (the "Sabratek Common Stock"), of Sabratek Corporation, a Delaware corporation (the "Issuer" of "Sabratek"). The principal executive offices of the Issuer are located at 8111 North St. Louis Avenue, Skokie, Illinois 60076. All capitalized terms used herein shall have the definitions set forth in the Schedule, except as may otherwise be provided herein.

Item 2.  Identity and Background.

         This statement is being filed by Charles K. Stewart. His business address is 401 South LaSalle Street, Suite 1502, Chicago, Illinois 60605.

         During the last five years, Mr. Stewart has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Stewart was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Stewart acquired 230,617 shares of Sabratek Common Stock with his personal funds. Charles K. Stewart Money Purchase Plan acquired 215,732 shares with its own funds and Stewart Family Children's Trust acquired 170,000 shares with its own trust funds.

Item 4.  Purpose of Transaction.

NONE

Item 5.  Interest in Securities of the Issuer.

         As of June 17, 1999, Mr. Stewart is deemed to beneficially own 616,349 shares of Sabratek Common Stock (approximately 6.24 % of the Sabratek Common Stock outstanding), which includes 215,732 shares held of record by Charles K. Stewart Money Purchase Plan, 170,000 shares held of record by Stewart Family Children's Trust ("Trust"). The percentage of Sabratek Common Stock outstanding is calculated based upon the information contained in the Issuer's Form 10-Q for the quarter ended March 31, 1999 as filed pursuant to the Securities Exchange Act of 1934, as amended.

         Set forth below is the information with respect to purchases of Sabratek Common Stock by Mr. Stewart on the Nasdaq National market, which purchases constitute the only transactions in the Sabratek Common Stock by any of the Reporting Persons during the last 60 days.


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Date        Number of Shares        Price Per Share           Purchased By
----        ----------------        ---------------           ------------

5/20/99         40,000                  20 -  7/16                Trust
5/21/99         10,000                  19 - 13/16                Trust
5/21/99          2,500                  19 -   1/4                Trust
5/21/99          2,500                  19 -   3/8                Trust
5/21/99          5,000                  19 -  7/16                Trust
5/25/99         30,000                  18 -   1/2                Trust
5/26/99          5,000                  20 -   3/4                Mr. Stewart
5/26/99          2,000                  20 -   5/8                Mr. Stewart
5/26/99          3,000                  20 -   1/2                Mr. Stewart
5/26/99          2,000                  20 -   1/8                Mr. Stewart
5/26/99         10,000                  20 -   1/4                Mr. Stewart
5/26/99          8,000                  20 -   1/2                Mr. Stewart
5/28/99          3,100                  24                        Mr. Stewart
5/28/99          5,500                  24 -   1/2                Mr. Stewart
5/28/99          1,400                  24 -   3/8                Mr. Stewart
5/28/99         10,000                  24 -  7/16                Mr. Stewart
6/1/99          10,000                  23 -   3/4                Mr. Stewart
6/2/99          20,000                  24 - 15/16                Trust
6/4/99          20,000                  28 -   5/8                Trust
6/9/99          10,000                  26 -   3/8                Trust
6/15/99         10,000                  20 - 11/16                Trust
6/16/99         10,000                  20 -   3/4                Trust
6/17/99         10,000                  22 - 13/16                Trust

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

           NONE

Item 7.    Material to be Filed as Exhibits.

           NONE





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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 17, 1999

                                              By:  /s/ Charles K. Stewart
                                                   ----------------------
                                                   Name:  Charles K. Stewart




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